UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 9)

PAMPA ENERGÍA S.A.
(Name of Issuer)

Common Shares, par value Ps.1.00 (the “Pampa Shares”) American Depositary Shares, each representing 25 Pampa Shares (the “Pampa ADSs”)
(Title of Class of Securities)

697660207*
(CUSIP Number)

María Carolina Sigwald Maipú 1 C1084ABA, City of Buenos Aires Argentina +54-11-4344-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This CUSIP number applies to the Pampa ADSs, each representing 25 Pampa Shares, par value Ps.1.00. No CUSIP number exists for the underlying Pampa Shares since such shares are not traded in the United States.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 10 Pages)

CUSIP No. 697660207	13D/A	Page 2 of 13 Pages

1.	Names of Reporting Persons: Grupo Mtres S.A.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC, AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Uruguay
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 36,295,458
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 36,295,458
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 36,295,458
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented by Amount in Row (11): 2.08%[1]
14.	Type of Reporting Person: HC

1 The percentage is based on 1,747,873,239 outstanding Pampa Shares, after the cancellation of: (i) 182,820,250 Pampa Shares repurchased by the Issuer, as reported in the Issuer´s current report on Form 6-K furnished to the Securities and Exchange Commission on October 3, 2018; and (ii) 151,997,025 Pampa Shares repurchased by the Issuer, as reported in the Issuer´s current report on Form 6-K furnished to the Securities and Exchange Commission on October 1, 2019.

CUSIP No. 697660207	13D/A	Page 3 of 13 Pages

1.	Names of Reporting Persons: Grupo Mtres 2 S.A.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Uruguay
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 36,295,458
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 36,295,458
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 36,295,458
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented by Amount in Row (11): 2.08%[2]
14.	Type of Reporting Person: HC

2 The percentage is based on 1,747,873,239 outstanding Pampa Shares, after the cancellation of: (i) 182,820,250 Pampa Shares repurchased by the Issuer, as reported in the Issuer´s current report on Form 6-K furnished to the Securities and Exchange Commission on October 3, 2018; and (ii) 151,997,025 Pampa Shares repurchased by the Issuer, as reported in the Issuer´s current report on Form 6-K furnished to the Securities and Exchange Commission on October 1, 2019.

CUSIP No. 697660207	13D/A	Page 4 of 13 Pages

1.	Names of Reporting Persons: Emes Finance S.A.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Argentina
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented by Amount in Row (11): 0%
14.	Type of Reporting Person: HC

CUSIP No. 697660207	13D/A	Page 5 of 13 Pages

1.	Names of Reporting Persons: Grupo Mtres 3 S.A.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Uruguay
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 35,932,503
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 35,932,503
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 35,932,503
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented by Amount in Row (11): 2.06%[3]
14.	Type of Reporting Person: HC

3 The percentage is based on 1,747,873,239 outstanding Pampa Shares, after the cancellation of: (i) 182,820,250 Pampa Shares repurchased by the Issuer, as reported in the Issuer´s current report on Form 6-K furnished to the Securities and Exchange Commission on October 3, 2018; and (ii) 151,997,025 Pampa Shares repurchased by the Issuer, as reported in the Issuer´s current report on Form 6-K furnished to the Securities and Exchange Commission on October 1, 2019.

CUSIP No. 697660207	13D/A	Page 6 of 13 Pages

1.	Names of Reporting Persons: Grupo Emes S.A.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Argentina
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 362,955
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 362,955
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 362,955
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented by Amount in Row (11): 0.02%[4]
14.	Type of Reporting Person: HC

4 The percentage is based on 1,747,873,239 outstanding Pampa Shares, after the cancellation of: (i) 182,820,250 Pampa Shares repurchased by the Issuer, as reported in the Issuer´s current report on Form 6-K furnished to the Securities and Exchange Commission on October 3, 2018; and (ii) 151,997,025 Pampa Shares repurchased by the Issuer, as reported in the Issuer´s current report on Form 6-K furnished to the Securities and Exchange Commission on October 1, 2019.

CUSIP No. 697660207	13D/A	Page 7 of 13 Pages

1.	Names of Reporting Persons: Mindlin Warrants S.A.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: AF, WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Uruguay
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 210,648,700
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: 210,648,700
	10.	Shared Dispositive Power: -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 210,648,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented by Amount in Row (11): 12.05%[5]
14.	Type of Reporting Person: HC

5 The percentage is based on 1,747,873,239 outstanding Pampa Shares, after the cancellation of: (i) 182,820,250 Pampa Shares repurchased by the Issuer, as reported in the Issuer´s current report on Form 6-K furnished to the Securities and Exchange Commission on October 3, 2018; and (ii) 151,997,025 Pampa Shares repurchased by the Issuer, as reported in the Issuer´s current report on Form 6-K furnished to the Securities and Exchange Commission on October 1, 2019.

CUSIP No. 697660207	13D/A	Page 8 of 13 Pages

1.	Names of Reporting Persons: Marcos Marcelo Mindlin
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: AF, PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Argentina
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 233,330,257
	8.	Shared Voting Power: 29,036,366
	9.	Sole Dispositive Power: 233,330,257
	10.	Shared Dispositive Power: 29,036,366
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 262,366,623
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented by Amount in Row (11): 15.01%[6]
14.	Type of Reporting Person: IN

6 The percentage is based on 1,747,873,239 outstanding Pampa Shares, after the cancellation of: (i) 182,820,250 Pampa Shares repurchased by the Issuer, as reported in the Issuer´s current report on Form 6-K furnished to the Securities and Exchange Commission on October 3, 2018; and (ii) 151,997,025 Pampa Shares repurchased by the Issuer, as reported in the Issuer´s current report on Form 6-K furnished to the Securities and Exchange Commission on October 1, 2019.

Item 1. Security and Issuer.

This Amendment No. 9 (this “Amendment No. 9”) amends and supplements the Schedule 13D previously filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 7, 2018 (the “Original Schedule 13D”), as amended from time to time (the “Schedule 13D”), with respect to the common shares (the “Pampa Shares”) of Pampa Energía S.A., a sociedad anónima organized under the laws of the Republic of Argentina (the “Issuer”), and the American depositary shares (the “Pampa ADSs”) of the Issuer, each representing 25 Pampa Shares, that are traded on the New York Stock Exchange. The principal executive offices of the Issuer are located at Maipú 1, C1084ABA, City of Buenos Aires, Argentina.

Unless otherwise stated herein, the Schedule 13D remains in full force and effect. Capitalized terms used in this Amendment No. 9 and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.   Identity and Background.

Item 2 of Schedule 13D is hereby amended and restated as follows:

This Amendment No. 9 is filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended, by the persons listed in (1) to (5) below (the “Reporting Persons”):

(1)             Grupo Mtres S.A. (“Grupo Mtres”) (formerly known as Dolphin Fund Management S.A.) is a sociedad anónima organized under the laws of the Republic of Uruguay.  The address of its principal office is Zabala 1422, Piso 2, Montevideo, Uruguay.  Grupo Mtres is a holding company whose primary investments are the Pampa Shares disclosed herein and its interest in Groundwork Development LLC.  Grupo Mtres is a wholly owned subsidiary of Grupo Mtres 2 S.A.

(2)             Grupo Mtres 2 S.A. (“Grupo Mtres 2”) (formerly known as Tresemes Ltd.) is a sociedad anónima organized under the laws of the Republic of Uruguay and domiciled at César Cortinas 2037, Montevideo. Grupo Mtres 2 is a holding company whose primary investment is the entity Grupo Mtres, through which it indirectly owns the Pampa Shares disclosed herein. Grupo Mtres 2 is owned by Grupo Mtres 3 S.A. and Grupo Emes S.A.

(3)             Emes Finance S.A. (“Emes Finance”) (formely known as Dolphin Créditos S.A. is a sociedad anónima organized under the laws of Argentina. The address of its principal office is Maipú 1, C1084ABA, City of Buenos Aires, Argentina.  Emes Finance is a holding company whose primary investments its interest in Tondela S.A.  Emes Finance is controlled by Marcos Marcelo Mindlin (“Marcelo Mindlin”).

(4)             Grupo Mtres 3 S.A. (“Grupo Mtres 3”) (formerly known as Emes Inversora S.A.) is a sociedad anónima organized under the laws of the Republic of Uruguay and domiciled in César Cortinas 2037, Montevideo. Grupo Mtres 3 S.A. is a holding company whose primary investment is the entity Grupo Mtres 2, through which it indirectly owns the Pampa Shares disclosed herein. Grupo Mtres 3 is controlled by Marcelo Mindlin.

(5)             Grupo Emes S.A. (“Grupo Emes”) is a sociedad anónima organized under the laws of Argentina. The address of its principal office is Maipú 1, C1084ABA, City of Buenos Aires, Argentina. Grupo Emes is a holding company and is controlled by Marcelo Mindlin.

(6)             Mindlin Warrants S.A. (“MW”) is a sociedad anónima organized under the laws of the Republic of Uruguay. The address of its principal office is Costa Rica 1538, Montevideo (11500), Uruguay.  MW is a holding company whose primary investment is owning the Pampa Shares disclosed herein.  MW is wholly-owned by Marcelo Mindlin.

(7)             Marcelo Mindlin is a citizen of Argentina.  Marcelo Mindlin is the Chairman of the Board of Directors (the “Board”) and Executive Director of the Issuer, and his principal business address is Maipú 1, C1084ABA, City of Buenos Aires, Argentina.

The directors and executive officers of each of Grupo Mtres 2 and Grupo Mtres 3 are Marcelo Mindlin, Damián Miguel Mindlin (“Damián Mindlin”) and Gustavo Mariani.  The directors and executive officers of Grupo Mtres are Damián Mindlin, Martín Feldman and Germán Pérez. The directors and executive officers of MW are Marcelo Mindlin and Germán Pérez.

Damián Mindlin is a citizen of Argentina. Damián Mindlin is a member of the Board and Executive Director of the Issuer.  His principal business address is Maipú 1, C1084ABA, City of Buenos Aires, Argentina.

Gustavo Mariani is a citizen of Argentina. Gustavo Mariani is the Vice-Chairman of the Board, as well as Chief Executive Officer of the Issuer.  His principal business address is Maipú 1, C1084ABA, City of Buenos Aires, Argentina.

Germán Pérez is a citizen of Uruguay. Germán Pérez is a director of Grupo Mtres and MW.  His principal business address is Costa Rica 1538, Montevideo (11500), Uruguay.

None of the Reporting Persons nor, to the best of their knowledge, any of the directors, executive officers or members, as applicable, of Grupo M, Grupo Mtres 2, Grupo Mtres 3 or MW has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Sources and Amount of Funds or Other Consideration.

No material changes.

Item 4.  Purpose of Transaction.

No material changes.

Item 5.  Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated as follows:

(a) and (b)           The Reporting Persons have, as of August 27, 2018, the following interests in the Pampa Shares:

	Pampa Shares Beneficially Owned	% of Class	Sole Power to Vote	Shared Power to Vote	Sole Power to Dispose	Shared Power to Dispose
Grupo Mtres	36,295,458	2.08%	-0-	36,295,458	-0-	36,295,458
Grupo Mtres 2	36,295,458	2.08%	-0-	36,295,458	-0-	36,295,458
Grupo Mtres 3	35,932,503	2.06%	-0-	35,932,503	-0-	35,932,503
Grupo Emes S.A.	362,955	0.02%	-0-	362,955	-0-	362,955
MW	210,648,700	12.05%	210,648,700	-0-	210,648,700	-0-
Marcelo Mindlin	262,366,623	15.01%	233,330,257	29,036,366	233,330,257	29,036,366

(c)          Since the most recent filing on Schedule 13D, the following transactions by Reporting Persons took place with respect to Pampa Shares:

Reporting Person	Date of Transaction	Pampa Shares Acquired/(Sold)	Pampa ADSs Acquired(Sold)	Price per Pampa Shares/ ADS (AR$ or USD)	Broker	Observations
Grupo Mtres S.A.	06-17-2019		(30,000)	USD 32.54	M. Stanley
Grupo Mtres S.A.	06-18-2019		(51,000)	USD 33.02	Nomura Securities
Grupo Mtres S.A.	11-22-2019	1,250,000		AR$ 0.54	SBS
Emes Finance S.A.	03-18-2019	(138,756)		AR$ 52	Allaria Ledesma
Mindlin Warrants S.A.	06-14-2019		(31,551)	USD 32.06	Nomura Securities
Mindlin Warrants S.A.	06-17-2019		(69,619)	USD 32.15	M. Stanley
Mindlin Warrants S.A.	08-27-2019		33,000	USD 14.99	Nomura Securities
Mindlin Warrants S.A.	08-27-2019		33,000	USD 14.68	Nomura Securities
Mindlin Warrants S.A.	08-27-2019		33,000	USD 14.49	Nomura Securities
Mindlin Warrants S.A.	08-28-2019		13,519	USD 14.25	Nomura Securities
Mindlin Warrants S.A.	08-29-2019		70,000	USD 13.98	Nomura Securities
Mindlin Warrants S.A.	08-29-2019		35,000	USD 13.49	Nomura Securities
Mindlin Warrants S.A.	08-30-2019		69,559	USD 13.05	M. Stanley
Mindlin Warrants S.A.	09-03-2019		50,000	USD 12.60	Nomura Securities
Mindlin Warrants S.A.	09-03-2019		50,000	USD 12.62	Nomura Securities
Mindlin Warrants S.A.	09-03-2019		50,000	USD 12.25	Nomura Securities
Mindlin Warrants S.A.	09-04-2019		19,504	USD 12.23	Nomura Securities
Mindlin Warrants S.A.	09-09-2019		50,000	USD 14.93	Nomura Securities
Mindlin Warrants S.A.	09-09-2019		6,169	USD 14.80	Nomura Securities
Mindlin Warrants S.A.	09-11-2019		400,000	USD 17.46	M. Stanley
Mindlin Warrants S.A.	09-11-2019		4,300	USD 14.70	Nomura Securities
Marcos Marcelo Mindlin	06-18-2019		(5,000)	USD 32.81	Allaria Ledesma
Marcos Marcelo Mindlin	10-29-2019		6,105	USD 14.11	SBS

To the knowledge of the Reporting Persons, (i) Gustavo Mariani beneficially owns 51,356,484 Pampa Shares, or 2.70% of the outstanding Pampa Shares, and (ii) Damian Mindlin beneficially owns 46,407,923 Pampa Shares, or 2.44% of the outstanding Pampa Shares.

Except as described above, no Reporting Persons have and, to the knowledge of the Reporting Persons, no persons otherwise identified in Item 2 have effected any transactions in the Pampa Shares or Pampa ADSs since the most recent filing on Schedule 13D.

(d)          No person, other than the Reporting Persons, is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Amendment No. 9.

(e)          Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

No material changes.

Item 7.  Material to Be Filed as Exhibits.

               No material changes.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 9 is true, complete and correct.

Dated:  December 9, 2019

Grupo Mtres S.A.

By: /s/ Damián Mindlin

Name: Damián Mindlin

                                           Title: President

Grupo Mtres 2 S.A.

By:  /s/ Marcelo Mindlin

Name: Marcelo Mindlin

                                           Title: President

Grupo MTres 3 S.A.

By: /s/ Marcelo Mindlin

Name: Marcelo Mindlin

Title: President

Grupo Emes S.A.

By: /s/ Marcelo Mindlin

Name: Marcelo Mindlin

Title: President

Mindlin Warrants S.A.

By: /s/ Marcelo Mindlin

Name: Marcelo Mindlin

Title: President

Marcos Marcelo Mindlin

By: /s/ Marcelo Mindlin